SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       INTEGRATED DEVICE TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)


               Delaware                                          94-2669985
----------------------------------------                     ----------------
(State of incorporation or organization)                     (I.R.S. Employer
                                                             Identification no.)


          2975 Stender Way
       Santa Clara, California                                      95054
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(Address of principal executive offices)                         (Zip code)


If this Form relates to the                      If this Form relates to the
registration of a class of securities            registration of a class of
pursuant to Section 12(b) of the                 securities pursuant to Section
Exchange Act and is effective                    12(g) of the Exchange Act and
pursuant to General Instruction                  is effective pursuant to
A.(c), please check the following                General Instruction A.(d),
box.  [ ]                                        please check the following box.
                                                 [x]


                     Securities to be registered pursuant to
                         Section 12(b) of the Act: None.


        Securities to be registered pursuant to Section 12(g) of the Act:


                         Preferred Stock Purchase Rights
--------------------------------------------------------------------------------
                                (Title of Class)


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Item 1:           Description of Registrant's Securities to be Registered:

         On December 20, 1998, the prior stockholder rights plan of Integrated Device Technology, Inc. ("IDT"), which had a ten year duration, expired according to its terms. On December 8, 1998, the IDT Board of Directors adopted a new rights plan to become effective December 21, 1998, and declared a dividend of one preferred share purchase right (a "Right") for each share of IDT common stock outstanding on January 4, 1999 (the "Record Date"). In addition, one Right will be issued with each share of IDT common stock that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date (as defined below), the date the Rights are redeemed and the date the Rights expire or (ii) following the Distribution Date and prior to the date the Rights are redeemed or the date the Rights expire, pursuant to the exercise of employee stock options or upon the exercise, conversion or exchange of other securities of IDT
(including its 5 1/2% Convertible Subordinated Notes due 2002) outstanding before the Distribution Date. Each Right entitles its registered holder to purchase from IDT one one-hundredth of a share of newly designated IDT Series A Junior Participating Preferred Stock (the "Preferred Shares") at a price of $45 per one one-hundredth of a Preferred Share. A complete description of the terms of the Rights are set forth in a Rights Agreement, dated as of December 21, 1998, between IDT and BankBoston, N.A., as Rights Agent.

         Until the earlier to occur of (i) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of IDT's outstanding common stock or (ii) 10 business days (or a later date determined by the IDT Board of Directors before a person or group becomes an Acquiring Person), following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be represented by common stock certificates with a copy of this Summary of Rights attached. No person or group will become an Acquiring Person if the IDT Board of Directors determines that such person crossed the ownership threshold inadvertently, and such person or group promptly sells shares of IDT common stock until they own less than 15% of the outstanding common stock.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred only with IDT common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of any common stock certificates, even without such notation or a copy of this Summary of Rights being attached, will also constitute the transfer of the Rights associated with the IDT common stock represented by such certificate. After the Distribution Date, separate certificates representing the Rights will be mailed to record holders of IDT common stock on the Distribution Date and such separate certificates alone will evidence the Rights. If shares of IDT common stock are issued or sold after the Distribution Date (but prior to the redemption or expiration of the Rights) in connection with the exercise of stock options or upon the exercise, conversion or exchange of other securities of the Company outstanding prior to the Distribution Date, the Company will issue the appropriate number of Rights in connection with such issuance or sale.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 21, 2008 unless the expiration date is extended or unless the Rights are earlier redeemed or exchanged by IDT, as described below. Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of IDT.

         The purchase price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment to prevent dilution. The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment upon certain events occurring before the Distribution Date.

         The Preferred Shares have been structured so that each Preferred Share has dividend, liquidation and voting rights equal to those of 100 shares of IDT common stock. Because of this, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. The Preferred Shares are not redeemable.

         In the event that any person or group owns more than 15% of IDT's outstanding common stock and thereby becomes an Acquiring Person, unless the event causing the person to become an Acquiring Person is a merger, acquisition or other business combination described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise and payment of the exercise price that number of common shares having a market value of two times the exercise price of the Right. If IDT does not have enough authorized but unissued common shares to satisfy this obligation to issue common shares, IDT will deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the common shares issuable upon exercise of a Right.

         In the event that any person or group becomes an Acquiring Person and IDT merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of IDT's consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise and payment of the exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

         At any time after a person or group becomes an Acquiring Person and prior to such person acquiring a majority of the outstanding IDT common stock, the IDT Board of Directors may exchange all or some of the Rights (other than Rights owned by the Acquiring Person) at an exchange ratio of one common share, or one one-hundredth of a Preferred Share (or other equivalent securities), per Right.

         At any time before a person or group becomes an Acquiring Person, the IDT Board of Directors may redeem all (but not some) of the Rights at a price of $0.001 per Right and on such other terms and conditions as the Board may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

         As of December 15, 1998, there were approximately 83.1 million shares of IDT common stock outstanding. Each share of IDT common stock outstanding at the close of business on January 4, 1999 will receive one Right. As long as the Rights are attached to the common stock, one additional Right shall be deemed to be delivered for each share of IDT common stock issued or transferred by IDT in the future. One Million Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

         The Rights Agreement, which specifies the terms of the Rights of Series A Junior Participating Preferred Stock, the Form of Rights Certificate and the form of Summary of Rights to Purchase Preferred Shares, is filed as Exhibit 4.1 hereto. A copy of the Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the Delaware Secretary of State, is filed as Exhibit 3.6 hereto. The aforementioned exhibits hereto are incorporated herein by reference, and the foregoing description of the Rights and Preferred Shares is qualified in its entirety to such exhibits.

Item 2:           Exhibits

         3.1      Restated  Certificate of  Incorporation  (previously  filed as
                  Exhibit 3A to Registration Statement on Form 8-B dated September 23, 1987).

         3.2      Certificate   of   Amendment   of  Restated   Certificate   of
                  Incorporation   (previously   filed   as   Exhibit   3(a)   to
                  Registration Statement on Form 8 dated March 28, 1989).

         3.3 Certificate of Amendment of Restated Certificate of Incorporation (previously filed as Exhibit 4.3 to the Registration Statement on Form S-8 (File Number 33-63133) filed on October 2, 1995).

         3.4 Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (previously filed as
                  Exhibit 3(a) to the Registration Statement on Form 8 dated March 28, 1989).

         3.5 Certificate of Eliminations of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on December 21, 1998.

         3.6 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of IDT, as filed with the Secretary of State of the State of Delaware on December 22, 1998.

         4.1 Rights Agreement dated December 21, 1998, between IDT and BankBoston, N.A., as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  December 23, 1998

                                             INTEGRATED DEVICE TECHNOLOGY, INC.


                                             By: /s/ Jack Menache
                                                 -------------------------------
                                                 Jack Menache
                                                 Vice President and Secretary

                                  EXHIBIT INDEX


Exhibit

3.1 Restated Certificate of Incorporation (previously filed as Exhibit 3A to Registration Statement on Form 8-B dated September 23, 1987).

3.2 Certificate of Amendment of Restated Certificate of Incorporation (previously filed as Exhibit 3(a) to Registration Statement on Form 8 dated March 28, 1989).

3.3 Certificate of Amendment of Restated Certificate of Incorporation (previously filed as Exhibit 4.3 to the Registration Statement on Form S-8 (File Number 33-63133) filed on October 2, 1995).

3.4 Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (previously filed as Exhibit 3(a) to the registration Statement on Form 8 dated March 28, 1989).

3.5 Certificate of Eliminations of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on December 21, 1998.

3.6 Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of IDT, as filed with the Secretary of State of the State of Delaware on December 22, 1998.

4.1 Rights Agreement dated December 21, 1998, between IDT and BankBoston, N.A., as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares. The Rights Certificates will not be distributed until after the Distribution Date (as such term is defined in the Rights Agreement).